SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13D-A)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 2)


                                 Colmena Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   195196100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


 Kevin W. Dornan, 1941 Southeast 51st Terrace; Ocala, Florida 34471 561 694-6661
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 8, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.195196100                       13D/A                Page 2 of 6 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Tucker Family Spendthrift Trust         65-6369368
        Blue-Lake Capital Corp.                 65-0703836
        Jerrold Tucker A/C/F Shayna Tucker
        Jerrold Tucker A/C/F Montana Tucker
        Michelle Tucker
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


        00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


        Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        All individuals are United States Citizens. Blue Lake Capital Corp. & Tucker Family Spendthrift Trust are Florida Corporations.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
   SHARES           Blue-Lake Capital Corp.                     100,000
 BENEFICIALLY       Jerrold Tucker A/C/F Shayna Tucker          220,000
   OWNED BY         Jerrold Tucker A/C/F Montana Tucker         220,000
    EACH            Michelle Tucker                             250,000
 REPORTING          Tucker Family Spendthrift Trust           3,756,250
   PERSON        _____________________________________________________________
    WITH       8    SHARED VOTING POWER

                   There is no Shared voting power amongst the reporting persons

               _________________________________________________________________
         9    SOLE DISPOSITIVE POWER

              Blue-Lake Capital Corp.                     100,000
              Jerrold Tucker A/C/F Shayna Tucker          220,000
              Jerrold Tucker A/C/F Montana Tucker         220,000
              Michelle Tucker                             250,000
              Tucker Family Spendthrift Trust           3,756,250

       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


              There is no shared dispositive power amongst the shareholders.
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Blue-Lake Capital Corp.                     100,000
     Jerrold Tucker A/C/F Shayna Tucker          220,000
     Jerrold Tucker A/C/F Montana Tucker         220,000
     Michelle Tucker                             250,000
     Tucker Family Spendthrift Trust           3,756,250

CUSIP No.195196100                13D/A                       Page 3 of 6 Pages
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Blue-Lake Capital Corp.                   0.05%
      Jerrold Tucker A/C/F Shayna Tucker        1%
      Jerrold Tucker A/C/F Montana Tucker       1%
      Michelle Tucker                           1%
      Tucker Family Spendthrift Trust           19%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     Blue-Lake Capital Corp.                   CO
     Jerrold Tucker A/C/F Shayna Tucker        IN
     Jerrold Tucker A/C/F Montana Tucker       IN
     Michelle Tucker                           IN
     Tucker Family Spendthrift Trust           CO


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________
Item 1.  Security and Issuer.

         Colmena Corp.          Common Stock
         2500 North Military Trail, Suite 225-D; Boca Raton, Florida 33431
________________________________________________________________________________
Item 2.  Identity and Background.

1.      (a)     Blue Lake Capital Corp.

        (b)     2500 North Military Trail, Suite 225;  Boca Raton, Florida 33431

        (c)     Investment and consulting services

        (d)     Not Applicable

        (e)     Not Applicable

        (f)     A Florida corporation


2.      (a)     Jerrold Tucker  A/C/F Shayna Tucker

        (b)     2500 North Military Trail, Suite 225; Boca Raton, Florida 33431

        (c)     Businessman

        (d)     Not Applicable

        (e)     Not Applicable

        (f)     United States citizen

 CUSIP No.195196100                       13D/A               Page 4 of 6 Pages

3.      (a)     Jerrold Tucker  A/C/F Montana Tucker

        (b)     2500 North Military Trail, Suite 225; Boca Raton, Florida 33431

        (c)     Businessman

        (d)     Not Applicable

        (e)     Not Applicable

        (f)     United States citizen


4.      (a)     Michelle Tucker

        (b)     2500 North Military Trail, Suite 225; Boca Raton, Florida 33431

        (c)     Businesswoman

        (d)     Not Applicable

        (e)     Not Applicable

        (f)     United States citizen


5.      (a)     Tucker Family Spendthrift Trust

        (b)     2500 North Military Trail, Suite 225; Boca Raton, Florida 33431

        (c)     Family Trust

        (d)     Not Applicable

        (e)     Not Applicable

        (f)     A Florida Corporation
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


        The shares to Tucker Family Spendthrift Trust were a stockholders dividend from The Yankee Companies, Inc.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

        The shares to Tucker Family Spendthrift Trust were a stockholders dividend from The Yankee Companies, Inc.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

                As to Blue Lake Capital Corp.

        (a)     Number and Percentage of Shares of Common Stock Beneficially
                Owned:

                        100,000 Shares
                        0.05%

        (b)     Sole Power to Vote or to Direct the Vote

        (c)     None

        (d)     Not Applicable

        (e)     Not Applicable

CUSIP No.195196100                       13D/A                Page 5 of 6 Pages

                As to Jerrold Tucker A/C/F Shayna Tucker

        (a)     Number and Percentage of Shares of Common Stock Beneficially
                Owned:

                        220,000 shares
                        1%

        (b)     Sole Power to Vote or to Direct the Vote

        (c)     None

        (d)     Not Applicable

        (e)     Not Applicable


                As to Jerrold Tucker A/C/F Montana Tucker

        (a)     Number and Percentage of Shares of Common Stock Beneficially
                Owned:

                        220,000 shares
                        1%

        (b)     Sole Power to Vote or to Direct the Vote

        (c)     None

        (d)     Not Applicable

        (e)     Not Applicable


                As to Michelle Tucker

         (a)    Number and Percentage of Shares of Common Stock Beneficially
                Owned:

                        250,000 shares
                        1%

        (b)     Sole Power to Vote or to Direct the Vote

        (c)     None

        (d)     Not Applicable

        (e)     Not Applicable


                As to Tucker Family Spendthrift Trust

        (a)     Number and Percentage of Shares of Common Stock Beneficially
                Owned:

                        3,756,250 shares
                        1%

        (b)     Sole Power to Vote or to Direct the Vote

        (c)     None

        (d)     Not Applicable

        (e)     Not Applicable

CUSIP No.195196100                       13D/A               Page 6 of 6 Pages
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


        None
________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   September 19, 2001
                                        ----------------------------------------
                                                         (Date)

                                    /s/ Jerrold Tucker
                                        ----------------------------------------
                                        Jerrold Tucker A/C/F
                                        Shayna Tucker


                                    /s/ Jerrold Tucker
                                        ----------------------------------------
                                        Jerrold Tucker A/C/F
                                        Montana Tucker


                                    /s/ Michelle Tucker
                                        ----------------------------------------
                                        Michelle Tucker


                                    /s/ Michelle Tucker,
                                        ----------------------------------------
                                        Michelle Tucker, President
                                        Blue Lake Capital Corp.


                                    /s/ Leonard Miles Tucker
                                        ----------------------------------------
                                        Leonard Miles Tucker, Trustee
                                        Tucker Family Spendthrift Trust



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).